J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Piper Sandler & Co.

800 Nicollet Mall, Suite 800

Minneapolis, Minnesota 55402

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Vanessa Robertson Lynn Dicker J. Nolan McWilliams Justin Dobbie

Re:	Aligos Therapeutics, Inc.

Registration Statement on Form S-1 (Registration No. 333-249077)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Aligos Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-249077) so that it becomes effective as of 4:30 PM, Washington, D.C. time, on October 15, 2020, or as soon as practicable thereafter, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated October 9, 2020:

(i)	Dates of distribution: October 9, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of preliminary prospectuses furnished to investors: approximately 628

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 26

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each other participating underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES LLC JEFFERIES LLC PIPER SANDLER & CO. Acting on behalf of themselves and the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Dustin Tyner
	Name:	Dustin Tyner
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
	Name:	Chad Huber
	Title:	Managing Director

[Signature Page - Underwriters’ Acceleration Request]